BNY MELLON ALCENTRA OPPORTUNISTIC GLOBAL CREDIT INCOME FUND
DIVIDEND REINVESTMENT PLAN

The Fund has a dividend reinvestment plan (the “Plan”) commonly referred to as an “opt-out” plan. Unless the registered owner of the Fund’s shares of beneficial interest, $0.001 par value (“Shares”) elects to receive cash by contacting BNY Mellon Transfer, Inc. (the “Plan Agent”), all dividends or other distributions (together, a “Dividend”) declared for such Shares will be automatically reinvested by the Plan Agent, as agent for shareholders in administering the Plan, in additional Shares. Shareholders who elect not to participate in the Plan will receive all Dividends in cash paid directly to the shareholder of record (or, if the Shares are held though a bank, broker or other nominee name, then to such bank, broker or other nominee) by the Plan Agent, as dividend disbursing agent. Shareholders may elect not to participate in the Plan and to receive all Dividends in cash by contacting the Plan Agent at the address set forth below (or, if the Shares are held though a bank, broker or other nominee name, contacting such bank, broker or other nominee).

The Plan Agent will update the dividend options on an account for each shareholder in which such shareholder’s Shares are registered. Whenever the Fund declares a Dividend payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Shares. The number of newly issued Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the Dividend by the Fund’s net asset value determined as of the Dividend payment date; there is no sales or other charge for reinvestment.

Participation in the Plan is completely voluntary and participants may withdraw from the Plan or resume participation in the Plan at any time without penalty upon notice to the Plan Agent (or, if the Shares are held though a bank, broker or other nominee name, then to such bank, broker or other nominee). Such notice will be effective immediately if received and processed by the Plan Agent prior to the Dividend record date, otherwise, it will be effective for all subsequent Dividends. Additionally, the Plan Agent seeks to process notices received after the Dividend record date but prior to the payable date, and such notices often will become effective by the payable date. Where late notices are not processed by the applicable payable date, such withdrawal or resumption will be effective with respect to any subsequent Dividends. When a participant withdraws from the Plan or the Plan is terminated, such participant will receive a cash payment for any future dividend payments.

In the case of shareholders, such as banks, brokers or other nominees, which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are participants in the Plan. Shareholders whose Shares are held in the name of a bank, broker or other nominee should contact the bank, broker or other nominee for details. Such shareholders may not be able to transfer their shares to another bank, broker or other nominee and continue to participate in the Plan.

The Plan Agent’s fees for the handling of reinvestment of Dividends will be paid by the Fund. There are no other charges to participants for reinvesting Dividends; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. The automatic reinvestment of Dividends will not relieve participants of any income tax that may be payable or required to be withheld on such Dividends.

The Fund reserves the right to amend or terminate the Plan. Notice of amendments to the Plan, or its termination, will be sent to participants.

All correspondence concerning the Plan should be directed to the Plan Agent, in writing to: BNY Mellon Institutional Department, P.O. Box 9882, Providence, RI 02940-8082. Overnight correspondence should be directed to the Plan Agent at: BNY Mellon Institutional Department, 4400 Computer Drive, Westborough, MA 01581.

Approved: August 5, 2021